Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: October 8, 2021

Richard Barlow Benzinga SPAC Attack Interview Transcript

P A R T I C I P A N T S

Mitch Hoch, Co-Host, SPACs Attack

Chris Katje, Co-Host, SPACs Attack

Richard Barlow, Chief Executive Officer, WEJO Limited

T R A N S C R I P T

Mitch Hoch

And up next, we've got an interview that I definitely have been interested to hear about. I need to know a little bit more about connected car data to really understand the industry. I know Chris and I have been talking about autonomous vehicles. We've been talking EVs. This is really that next step in that. Think behind the thing, right? So let's go ahead, let's get right to it. Chris, let's do what we do best and unlock some SPACs.

Chris Katje

All right everyone. Yes, super excited. We've got another exclusive interview here on SPACs Attack. Joining us on the show today, we have Richard Barlow, the CEO of WEJO. This company is going public with Virtuoso Acquisition. Current ticker VOSO. Richard, welcome to SPACs Attack.

Richard Barlow

Hey. Great to see you.

Chris Katje

Awesome. Well let's dive into questions here. The first thing we'd like to ask, you know, we are SPACs Attack. We talk often SPACs and de-SPAC companies. Why the decision to go public via SPAC and was a traditional IPO also considered by your company?

Richard Barlow

So we consider the private markets. We consider a conventional IPO. We considered a SPAC. We have pent-up demand from most manufacturers, otherwise known as OEMs, to deliver more quicker. They wanted us to be live in India. They wanted us to be live over China. We consider the funding options available to us and the SPAC was the right route for us, and we think you'll be happy with the outcome we'll be presenting later this year.

Chris Katje

Awesome. So, before the SPAC deal was announced one of the things that we knew about the company was that General Motors has been an investor in the company. Can you talk a little bit about this investment and partnership?

Richard Barlow

Yes. I mean, General Motors invested at the end of 2018 after a two-year commercial relationship. They've been an incredible partner. They've been (inaudible) WEJO but it hasn't stopped us working with any of their OEMs. No one else can claim to work with OEMs one, two and three by market share in the U.S. So we've got the benefit of GM giving us incredible support, incremental capital, incredible supplies of data. But the flip side is we can then demonstrate that we can monetize at scale, we could handle volumes of data at scale, and that helps us then introduce other new interesting investors, such as Hallo (phon) invested last year, who are a substantial €6 billion Tier 1 manufacturer, and now this year we announced, I heard you mention before, Palantir, another substantial PIPE investor. And actually, Microsoft. Microsoft don't invest in SPACs. They've invested in WEJO.

Chris Katje

Yes. You got to my Palantir question already. We talk about Palantir a lot on this show because they invest in a lot of SPACs and have partnerships with a lot of SPACs. And Mitch said, Palantir is one of those big data companies where a lot of people don't know exactly what they do. Can you just break down a little bit this partnership with Palantir? What does this include and how is Palantir getting involved in connected cars with WEJO?

Richard Barlow

Yes. So we process at WEJO over 10 trillion data points. We have a data asset of over 8 petabytes. It's huge. It's genuine big data. We process in near real-time. We process at peak 400,000 data points every second. We look for partners that can help us bring forward speed of our distribution to new markets, and Palantir showed to us what they've done with Boeing (inaudible) where they've put into 6,000 suppliers. They said, "Look, we're plugged into automotive ERP, we're plugged into insurance providers. We've already got great scale in Japan working together. You're clearly the market leader in connected vehicle data." We are the leader in multiple markets. We've proven we can fast track distribution. So it became a great partnership to work alongside Palantir, and I'm sure you've seen some of the commentary from the COO where we've been in various media outlets. We're both publicly very proud of the partnership we've built.

Chris Katje

Yes, definitely. One of your comments, you already said, was talking about OEMs and Tier 1, Tier 2, Tier 3. Jumping off the pages in that investor presentation is that WEJO has 17 OEM and Tier 1 customers. So how is WEJO able to land deals with these top names in the space?

Richard Barlow

Part of our moat (phon) is we've been going seven years. The first three years were tough. We're a pre-revenue business for the first three, four years, where we're building relationships with GM. GM didn't just choose us in 2016, and with the substantial relationship we had to prove, test and learn together and prove we could be trusted with data. Now we're at a point where we have, as you say, 17 OEMs and Tier 1 partners sending data to us live. That is unique in the industry. We don't take a batch overnight upload. We don't do (inaudible) transfer. We take a live feed from vehicles or from the OEM's own cloud into our unique environment now powered by Microsoft and we provide incredible outcomes. We built an experience in Korea, where we're identifying live parking availability, where one car scans the area and then those insights can be shared with other cars in the area. We're building experiences in Japan with our partnership with Sompo. We've managed to build an incremental array of relationships. But part of our moat is the first three, four years was just knocking on doors and just saying, "Hey, we built this unique platform never seen before. We can process your live vehicle data.

Chris Katje

I'm seeing GM, Ford, Fiat, Honda, the biggest car companies in the world on that list. I'm also seeing Lucid on there. Many of our viewers are familiar with Lucid, of course, that went public via SPAC. So Lucid with cars out later this year, next year, how did that partnership come to be with this company?

Richard Barlow

So we've built multiple partnerships, and you mentioned Lucid, you mentioned Cosworth. They're relatively small organizations at the moment, but they've got an interesting view on data. So, for us, we want to build relationships with every EV provider, with every OEM. There's a number of logos that we will be sharing next year, where we're showing to be not only the proven leader in monetization of connected vehicle data but actually we've broadened our overall SaaS offering, where we're becoming the full data ecosystem for OEMs.

Chris Katje

So let's broaden it out a little bit. So, connected cars, we talk a lot about electric vehicles, we talk a lot about autonomous vehicles. How does connected cars play into the automotive ecosystem and what does the market size look like for this business?

Richard Barlow

So it's sort of the industries—some of the industries' been doing since 1996 one way or another, and that they've been embedding hardware in the cars that can make the cars become more—make the vehicles become connected. GM very much since '96 with their OnStar products was embedding this connectivity, and then into the 2000s and in 2010 as more and more OEMs were embedding this connectivity in the car, but the OEMs need to then choose a platform to direct data to. So we worked with OEMs as they've been scaling more and more vehicles that (inaudible) connectivity. You may note that we talk about having 11.3 million live vehicles on the platform which then drives our unit economics, but actually have a supply base of over 50 million and that is over 50 million vehicles can be activated by OEMs we're already contracted to.

Chris Katje

And then I want to dive into some of the target markets. You've got these great partnerships with these automotive companies, but if we look at Slide 9 in the investor presentation, it talks about traffic management, advertising, car insurance, car sharing and rental companies, charging infrastructure, payments, roadside assistance. Can you just give us all the different target industries and maybe which ones are the most important going forward for WEJO and connected cars overall?

Richard Barlow

So traffic management is what we call a field to use, which is tens of marketplaces. One of the key markets is mapping. We are working with, for example, Microsoft, where we're supplying data to help them with their mapping products, (inaudible). But more broadly in mapping, sort of traffic management we're working with key departments of transport, including in South Carolina, including Texas, including Detroit. In fact, we see 20% of all vehicle movements in Detroit. We're supplying trend information. And one of the things we've noticed is that most of the contracts we have at WEJO are repeat revenue. They are recurring contracts. So they're not spot buys. These are departments of transport, these are governors' offices, these are government departments who are subscribing to WEJO to take a continuing and live feed of insights to help them improve safety in cities, help them reduce emissions in cities, help them reduce congestion in cities.

So that's traffic management. Advertising, trends again. We get live trend data from vehicles. We know what radio station or satellite stations been listened to. We know if warnings have been listened to or if news has been listened to. We supply trends. It must be noted, this is trend data. This is anonymized or master (phon) data. This is not PII, personal information data. I can talk about that later in terms of what we're doing in insurance.

So we're supplying to advertisers trends of what adverts are being listened to or are being skipped, what radio stations are being listened to in a much more granular fashion than say historically has been more survey based.

(Inaudible) insurance we're launching with Sompo, the world's first end-to-end connected vehicle insurance policy. So we're not interested in UBI in terms of behavioral scoring. We're not here to take drivers' data and for insurers to punish for what they perceive to be poor driving. That's not our business. Our business is to improve the claim, the claims management process, to reduce claims costs, improve claims leakage, to recover the vehicle quicker, to repair the vehicle quicker, to better estimate the damage to a vehicle, to also reduce insurance costs that will then reduce premiums.

In terms of payments, we are working on what we call frictionless payments, where we're already supplying toll information to companies, we're already supplying parking information, we're already supplying fuel information, such as (inaudible) off the car. The next stage is now to do frictionless payments where your vehicle can pay for your fuel or pay for your EV charging, can pay to go to that toll, can pay for the on-demand or curbside demand parking.

And then fleet management services. We've got 11.3 million live vehicles on the streets, on the roads of the U.S., more broadly in Europe, and in China and Asia-Pacific as well. But having that broad fleet data, that's huge and valuable to a number of companies. Geotab is one of our first live clients, again, with a recurring, repeatable revenue contract.

Remote diagnostics. (Inaudible) you'll note that they're an investor of ours already. They're giving us a unique understanding about what additional data can be coming out of vehicles for vehicles to be repaired quicker, or actually, not even repair, but to actually pre-empt a pending issue with the vehicle in the future by having more live dynamic data leaving the vehicle.

And then finally roadside assistance. Roadside assistance is fragmented and as vehicles become more connected if we can become the platform that can centralize a lot of learnings from remote diagnostics and provide back-to-roadside assistance providers on a local basis, on a state by state basis, then that will save again consumers and drivers money and repair vehicles quicker.

Chris Katje

Richard, that was awesome. To break down all these different target markets, I mean, I think that really helps paint a picture of connected cars and the overall market and what exactly that means and how it could change the automotive industry for the better forever. A huge market.

Richard Barlow

Most cars, vehicles with (inaudible) trucks now leaving the dealership or leaving the OEM globally, have embedded connectivity. So this is not a sort of future, this is what we're seeing now. We have schedules of how vehicles are going to be onboarded next year. We're forecasting 30 million live vehicles on platform next year. We have majority visibility of about 30 million vehicles. We know how those vehicles are going to go live. And the key thing for our business is we have repeatable revenues. But beyond repeatable revenues, we understand the unit economics per marketplace, and as we activate more marketplaces, even if our vehicles scale stayed the same our revenues would scale. But actually, by our vehicle scaling and our marketplaces scaling and our unit economics scaling, it has a double scale effect and that scales our revenues.

Chris Katje

So it was recently announced that WEJO is launching a WEJO Studio, enabling access to connected vehicle data anytime anywhere. Can you talk a little bit about this launch and maybe the overall SaaS platform for the company?

Richard Barlow

Yes. So, we're ingesting 16 billion data points a day, and we've got substantial buys with recurring contracts. (Inaudible), look, we're still having to have three data scientists interpret your data for our outcomes. Could you do more of the heavy lifting for us and we'll pay you more money? So, we started about building what we call a sandbox, where we say to the data scientists, "Come into our data asset. Run queries. We'll see what queries you're running and we'll build our own trends."

So one example is a particular company that came for three days. They're on 2,000 queries on our data asset within their own sandbox. And we base it on (inaudible) what the repeatable query is and then built an environment where rather than having to do the heavy lifting and taking all this data over, we could actually provide a live visualization and live insights of that data. That's sort of beta one of our Studio product and we've got multiple buyers, all subscribe (inaudible) platform as opposed to taking an insight feed or an API for WEJO.

But more beyond, our SaaS offering is becoming a true ecosystem, where we've got demand from buyers of data saying, "Can you run our data environments for us. Can you actually manage the data for us? Can you manage our consent processes for us?" And we've got OEMs actually asking us the same thing.

So our SaaS offering, if you look at our service addressable market, which I think you did flash it before on screen, our service addressable market is roughly $60 billion. It's roughly a 50/50 marketplace in SaaS revenue. SaaS revenues in the second half of this decade is we're already seeing some great green shoots, we're seeing multiple OEM demand from a broader ecosystem offering, we're seeing multiple demand from our substantial buyers of data. We want to just do more of the heavy lifting of data.

Chris Katje

Awesome. Great explanation there. Another question we always like to get into on SPACs Attack is talking about the market and some competitors, right? So, we never want to criticize the competition too much but there are some other players in the connected data space. Can you just talk about the competitive advantages that WEJO has and how it differentiates from some of those other companies?

Richard Barlow

Yes. I mean, our key metrics are revenue, we're a leader in monetization. Live vehicles on platform, we're a leader in monetization. But if you look at more broadly about where we're offering, our total addressable market is (inaudible) addressable market is $61 billion. We see our competitors being more conventional cloud providers and we're showing that we've got multiple OEM demand from our broader ecosystem offering. We're showing that actually we're powering and improving some of the market leaders in mapping because we've got a unique product and a unique asset. We've got incredible OEM relationships. Not just with GM but GM is a massive validation. And GM is known for not only being one of the world's largest OEMs but also the backing of crews. We are backed by the same team who back crews. Having that differentiates us. But then actually having other OEMs working with us now all over the world is a massive differentiator from our competition.

Quality (phon) volume of data. No one else can claim to process 10 trillion data points in near real-time live from vehicles. That's a huge volume of data and that's (inaudible) unique insights. One of the examples of unique insights is that we built our own machine learning and AI department. We don't need to buy in expertise, we've built it. We've machine learned the behaviors of every lane of every highway in the U.S. We know what to expect as it's happening. We've machine learned if a lane is slowing down caused by congestion, crash or actually temporary construction work. And that's actually quite—we're quite passionate about that one.

I read, I think three years ago now, there was over 200 road workers dying every year from injuries on the road from a vehicle (inaudible) from these temporary construction work. We want to improve safety on the roads. We want to help the departments of transport improve signage and tell drivers actually ahead that there is temporary construction work. The fact we've machine learned every lane of every highway in the U.S., which no one has done before and we've got—it's a real-time trend, is a huge differentiator for WEJO as a business. And I could go on if you like.

Chris Katje

Doing great. Awesome explanations here. Loving hearing just connected cars, again, it's a term we hear a lot about, but I don't think anyone really knew the magnitude or the size of the market and some of those target areas. So, loving this discussion. One of the slides I saw in the presentation was talking about proprietary technology. We always like to talk about competitive edges and proprietary stuff. So, can you share a little bit about WEJO's proprietary technology?

Richard Barlow

Yes. So, in our original 8-K we said we had 24 patents pending and one granted. We're now 33 patents pending. So we have a very clear remit (phon) as a business to protect our IP. So our IP is (inaudible) cloud provider, and that's because the core processing of data is our own proprietary tech. Our ability to process data in near real-time, we're not calling on utilizes of conventional cloud providers. We built that approach so we can fix up (phon) the 414,000 data points. The second we process at peak we can (inaudible) every data point, as just one example. And you don't necessarily get the data in the same order from the vehicle. A vehicle has hundreds of thousands of data points itself, it's self-flowing (phon) around its own network, they pick off the data and send it to us. It won't necessarily come back to us in the right order. We resort in real-time. That's really difficult. (Inaudible) provide a real-time (inaudible) account where the journey is maintained in a trend environment is part of the IP and a part of the tech we've built over the last seven years.

And we're going to continue investing in our own IP. As an organization, we've now got over 120 people (inaudible) our tech and we continue to scale. But also now the partnerships we've built with Palantir, the partnerships we've built with Microsoft, we're going to the next level.

Chris Katje

Let's talk—we've got a slide here about customer engagement. So 73% repeat buys, 98% customer retention. Those are some great metrics to see from a company. So can you talk a little bit about customer engagement and that retention rate?

Richard Barlow

Yes. So COVID hurt us all and we lost now, I think, two customers, and I'd cite those both as COVID casualties, unfortunately. The key message for us is we have a unique data asset. We are not rebrokering mobility as a service data or a mobile data or (inaudible) data. We have a pure unique supply of data from OEMs, from Tier 1s that's never been seen before. One of our best buys is Purdue University, and later on in this presentation you'll see that they've bought from us 20 times. That's because before we came along, it was taking them two to three years to do research and now it takes them 45 minutes to do the same research, because of the quality of our data asset, because of how we actually provide a blend of data from multiple OEMs from millions of vehicles, a unique positioning. And we think that explains why we have such great repeat buy. Purdue's a great example. But it's a business where we focus on total contract value, we focus on recurring, repeatable revenue contracts. We're not interested in spot buys per say. If they are a spot buy, it's because we wanted to sample the data before they go to a long-term contract.

Chris Katje

Perfect. So, we also want to talk a little bit about financials, right? You will be a publicly traded company which with that comes—you know, everyone wants to hear about revenue and earnings. So in the presentation we have a estimate of compounded annual growth of 265% from 2021 through 2025. Can you just break down a little bit how this projection was made? What goes into that triple digit compounded annual growth going forward?

Richard Barlow

So, the first thing is I'd say is I'm looking forward to getting to the public markets. I'm looking forward to doing our 10-Ks and our 10-Qs. It's been a deliberate strategy of ours. We talked about unit economics at the start. The key metrics will be reporting quarter by quarter and will be live vehicles on platform and the unit economics per marketplace so people can form their own view about how we're scaling in terms of new markets, in terms of revenue per market, in terms of live vehicles.

So that's deliberate. How did we build this model? It started by—we did a bottom-up approach to our model build. We interviewed, working with a third party agency, over 200 clients—or prospects, sorry, where we say, "What do you want? What do you want from us? Test our data. Give us the feedback about what you will pay for data?" And the (inaudible) in the pudding are our unit economics ended at the end of last year at $0.40 per vehicle at an aggregate level. This year, we'll end the year at over a dollar, and we'll continue to scale that, and it's because we've got the validation from the buys. We know who the buyers are. We have over a thousand buys every month, approaching 70 (phon) that want to buy data. There is a long sort of gestation time before we can onboard a buy because they come in with a "We want connected vehicle data." We then need to find actually what are the outcomes they want from the data, and then we either provide them the outcomes as an API feed or now within our Studio. So our onboarding time is six to nine months.

But we've got a great visibility, and then having that knowing where the markets are going live, knowing what buys (inaudible) markets, and then on the other side, knowing how our OEMs are going to scale vehicles on our platform with what we have (inaudible) third partner status, which is near exclusivity in defined markets, gave us a five-year and beyond view about how our revenues will scale.

Chris Katje

Another question always with a company going public and also getting some financing from the SPAC deal is you've got your own plan in place to grow the company organically. But my question would be, are you looking at any M&A activity? Is that part of the road map going forward? Or you 100% focused on just organic driving that growth?

Richard Barlow

So in our original 8-K we were very clear with our M&A activity. We have an M&A department. We have an EVP of strategy and innovation and M&A, where she's appraised multiple deals this year. We've walked away from certain deals. We will, where appropriate, if it brings forward a marketplace or new territory, if it brings key IP in-house, we will do key M&A, but critically our plan is based on organic growth. So, anything we do in terms of M&A will be incremental of our organic growth, which we're already seeing.

Chris Katje

Richard, before we let you go, we've got some questions here from the chat. That's one of the things we like to do here on SPACs Attack for our viewers and ultimately some of your potential investors out there. So we have a question from one of our long-time viewers, Sue, asking, "How does WEJO play in the smart city areas?" So that's another term we hear a lot about - smart cities. Is WEJO involved in the smart city ecosystem?

Richard Barlow

Yes. I mean, smart cities is a broad definition now of helping departments of transport, helping cities improve infrastructure. So we are helping advise departments of transport. I mentioned before, we work with South Carolina, we work with Texas, we work with Detroit, we work with various cities. We're helping them plan infrastructure. We're helping them reduce emissions. We're helping them improve congestion on roads. We're helping them improve safety. So we are aligned with smart city initiatives over the U.S. and beyond.

Chris Katje

Awesome. And then another question here from Carl. You talked a little bit about the retention rate and signing those deals. The question here is: "How long are those contracts? Any insight into the average length of the contract of some of your longest deals here?

Richard Barlow

Yes. So we disclosed previously our average duration of a recurring contract's 30 months.

Chris Katje

Perfect. And then lastly here, we've got a question from Rich. I'm sure this is something a lot of people wonder when talking about connected vehicles. There are of course some security concerns. What level of security is in place to protect your systems?

Richard Barlow

So we use various cybersecurity providers who do testing on an ongoing basis. We are ISO-27001. We're going through 27005 at the moment. We have hundreds of documented processes around data governance, security and privacy. Very much our DNA is about protecting data. WEJO to me means we journey. It's why I set WEJO up is to have an open conversation with everyone about data, or journey data in the car. Ultimately, I want WEJO to be embedded in the car as a recognized brand that protects your data and that means we have to take security very, very seriously.

Chris Katje

Awesome. Well, I think that's going to do it for our questions. Again, some great questions out of the chat there. Joining us on SPACs Attack, Richard Barlow, the CEO of WEJO. Company going public with Virtuoso Acquisition, ticker VOSO. Richard, correct me if I'm wrong, but the new stock ticker will be WEJO upon close. Is that correct?

Richard Barlow

That's correct, yes.

Chris Katje

Awesome. Well way to nail down that ticker with the company name. I think that'll help with the brand awareness and the recognition going forward.

Richard Barlow

Absolutely. And that's a deliberate attempt. There's a reason why we have an aggregate of 5 million social media followers. We're pushing our brand out to be associated and to synonymous with data trust, privacy and security in the car. It's really important. It's really important to own that. We own it.

Chris Katje

Awesome. Well, Richard, thanks so much for taking time out of your busy schedule and joining us on the show today. We look forward to following the progress of your company going forward and we'll talk to you soon.

Richard Barlow

Thank you. Thank you for your time.

Chris Katje

Awesome. Well, you guys heard it, another exclusive interview here on SPACs Attack. I mean, let's face it, we talk about automotives all the time. We talk about electric vehicles. We talk about autonomous vehicles, right. That’s a favorite topic of Mitch’s to always get into, and here you have connected cars. Mitch, I knew this market was big, and the potential was big, but when he broke down that slide of all the different target markets, traffic, insurance companies, and so many more, I underestimated the market size here of connected cars. What about you?

Mitch Hoch

Yes, it has a lot to do with, I mean, if we think about autonomous, a lot of it is going to be about data. I used to think of autonomous as the thing behind the thing, but this might be the thing, behind the thing, the thing.

Chris Katje

We might have to coin that phrase. I did see someone say that in the chat, the thing behind the thing. I wasn’t able to sneak that into the interview like I usually do, but yes, this is the thing behind the thing. Data and 17 OEMs and Tier 1 customers.

Mitch, you saw that slide. GM, Ford, Honda, Lucid, Fiat, all the big car markers—there’s a couple not on that list, but the majority of them are there. This company has the potential to be massive. That partnership with Palantir, when we talk about data, Palantir is one of the largest data companies out there. So, the fact that they want a piece of the connected car data market, I think that’s a bullish sign too.

Mitch Hoch

Yes, definitely. Guys, if you guys haven’t checked out, there is a video on this. This one I’m showing you guys right now. You guys can check out this video after the show. It’s really just explaining kind of the different aspects that WEJO does, and also you get to hear, like you just saw Palantir, talk about why they went after this company. Definitely check it out. I think it’s really interesting, and something that, like always, there’s always areas where you just (inaudible) don’t know where the underlining asset is.

That’s what I’ll teach you guys, and I think this is the really important thing, when I first went to school for finance, that was one thing that a professor definitely stuck on to me. He always said, find out where the underlining asset is, and look for appreciation there. That will go ahead and help the company out in the long run, and give you the real thing behind the thing that’s the underlining asset there. Here, it’s all about data, and for these autonomous, whether it be also EVs, kind of proving that they can do autonomous, it’s going to be, a lot of it, based on this connected data.

Chris Katje

Yes, definitely. That market is just huge. I really like this. I enjoyed this interview. This is one we’ve been trying to nail down for a while here. Some great questions from the chat too. The security question, I thought, was relevant and important. We got to one of Sue’s questions and Carl, of course, our loyal fans in the chat, always feel free to drop those questions in.

We do have the comment from Carl talking about this Company being big and scary. I think when you look at connected anything, it can be scary. That can be from your Amazon Alexa in your house that has data and can talk to you, all the way to your vehicle having connectivity. I think, ultimately, that’s where we’re headed. If you’re worried about security and worried about all that, ultimately, I think those concerns are always going to be there.

I look to this company having all those great partnerships and investments, thinking that they know what they’re doing and that they have security under control. Otherwise, I don’t think these automotive companies would have partnered with them. If you’re GM, if you’re Ford, you don’t want to lose out on your customer data. That could be a major hit to you as a company too. I like WEJO, and, yes, VOSO.

Mitch, how about the ticker? We talk about tickers; WEJO got the ticker WEJO. I think that’s a big story there too.

Mitch Hoch

Smart move. I’m glad you called that out, Chris, because you know how I always try to pay attention to—if the ticker confuses you, and the brand name isn’t already so predominant, then you probably don’t want to be even looking at a stock like that because what’s going to happen is you’re going to get institutionals maybe taking a look, but retail will go ahead and just pass that along to the side. It’s always important, the ticker, also the brand recognition. You heard him talk about they’re building it up, they’re focusing on their social aspects also, so they can continue building that brand, and have that recognition.

All right, that’s going to do it for us on VOSO. As you guys can see, hanging out at 9.93, underneath 10, I’m waiting for the day it goes over 10, but this is definitely one that I’ll keep on my radar.

All right, guys. Let’s go ahead, let’s get to our watch list.

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Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and is contained in the Company’s preliminary Form S-4 (the “Form S-4”), which was filed on July 16, 2021 (as amended on September 7, 2021, October 1, 2021 and October 7, 2021), including the preliminary proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a preliminary registration statement on Form S-4 was filed by the Company with the SEC on July 16, 2021 (as amended on September 7, 2021, October 1, 2021 and October 7, 2021). The Form S-4 included preliminary proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Virtuoso’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.